FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Participation in Development of Phosphorus Ore in Peru

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 1, 2010

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2010

MITSUI & CO., LTD.

	By:	/s/ Junichi Matsumoto
	Name:	Junichi Matsumoto
	Title:	Executive Vice President
Chief Financial Officer

April 1, 2010

For Immediate Release:

To Whom It May Concern

Mitsui & Co., Ltd.

Participation in Development of Phosphorus Ore in Peru

Mitsui & Co., Ltd. (“Mitsui”) announced today that Mitsui and The Mosaic Company (“Mosaic”), one of the world’s leading producers and marketers of concentrated phosphate and potash crop nutrients, have decided to participate in a phosphorus ore development project in the Bayóvar area of Peru’s Piura Province, in which Compañia Minera Miski Mayo S.A.C. (“MM”), a subsidiary of Vale S.A. (“Vale”), a major resource company in Brazil, has a 100% economic interest in the deposits. On March 31, 2010 (New York time), Mitsui entered into an agreement with Vale and Mosaic providing for the purchase of shares in the holding company of MM.

Details of Share Purchase Agreement

Buyer	Wholly owned subsidiary of Mitsui & Co., Ltd. (in the Netherlands)
Seller	Wholly owned subsidiary of Vale S.A.
Shares acquired	Shares corresponding to 25% of economic interest and voting rights in the holding company of MM
Price	Approx. 275 million U.S. dollars
Shareholders of MM after share purchase	Voting rights: Vale 51%, Mitsui 25%, Mosaic 24% Economic interest: Vale 40%, Mosaic 35%, Mitsui 25%

The transaction, which remains subject to the parties’ finalization of a definitive shareholders’ agreement and commercial off-take agreements, certain governmental regulatory approvals and other customary closing conditions, is expected to be completed within the next three months.

As a raw material for fertilizers, phosphorus is vital to world food production, and demand is expected to grow. However, deposits are scarce and widely scattered and there is concern about future shortages. Located in the Bayóvar area of Piura Province of Peru, a suitable location for supplying its phosphorous to the U.S. and Asia, and having an abundant reserve of high quality ore, this project is expected to meet the growing demand and eventually contribute to meeting the global food demand which is expected to grow. The phosphorus ore will be recovered through open-cast mining.

The transaction, once completed, would be the first time that a Japanese company has acquired an economic interest in phosphorus deposits.

Phosphorus ore

Phosphorus ore is the main ingredient of phosphate, which is one of the three main fertilizer ingredients, the others being nitrogen and potassium. Currently, fertilizer production accounts for approximately 85% of world demand for phosphorus. Phosphorus is also used as an additive in food and animal feed and in various industrial-use products, such as metal surface preparation agents and cleansing agents.

Attachments: Project Overview/Company Profiles/Positioning of Acquired Assets

For further information, please contact:

Mitsui & Co., Ltd.
Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7566

Notice: This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission. This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.

<Attachments>

Project Overview

Location	Bayóvar area of Piura Province in northwest Peru
Anticipated start of operations	Second half of 2010
Annual production (refined ore)	Approx. 3.9 million tonnes/year
Initial development cost	Approx. 500 million U.S. dollars
Production period	Approx. 27 years

Profile of Vale S.A.

Formal name	Vale S.A.
Representative	Roger Agnelli, CEO & President
Location	Rio de Janeiro, Federative Republic of Brazil
Stock exchange listings	Sao Paulo Stock Exchange, New York Stock Exchange (NYSE), Euronext - Paris
Employees *	62,490
Main activities	Development, production and transportation of iron ore and non-ferrous metal resources
Consolidated net sales **	23,939 million U.S. dollars
Consolidated total assets **	102,279 million U.S. dollars

*	As of December 2008
**	As of December 2009

Profile of the Mosaic Company

Formal name	The Mosaic Company
Representative	James T. Prokopanko, CEO & President
Location	Plymouth, Minnesota, U.S.A.
Stock exchange listings	New York Stock Exchange (NYSE)
Employees *	Approx. 7,500
Main activities	Development and production of phosphorus ore, potassium, etc. production and sale of other fertilizer intermediates
Consolidated net sales *	10,298 million U.S. dollars
Consolidated total assets *	12,676 million U.S. dollars

*	As of May 31, 2009

<Attachment> [Positioning of Acquired Assets]

ECUADOR
COLOMBIA
Amazon
Iquitos
Talara
Paita
Piura
Yurimaguas
Chiclayo
Rio Marañón
Trujillo
Salaverry
Chimbote
BRAZIL
Rio Ucayali
Pucallpa
Huánuco
San Martín
LIMA
Callao
Huancayo
Puerto Maldonado
South Pacific Ocean
Cusco
Ica
BOLIVIA
Lago Titicaca
Arequipa
Matarani
Ilo
Tacna
CHILE
0 200 400 km
0 200 400 mi
Development area
South Pacific Ocean